EXHIBIT 99.1

News for Immediate Release

Electrovaya Announces Integration of Wireless Charging for its Batteries

Electrovaya’s batteries have been successfully integrated and tested with wireless chargers

Toronto, Ontario – March 11, 2024 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA; TSX: ELVA), a lithium-ion battery technology and manufacturing company, today announced that its latest generation of battery systems has been integrated and tested with two leading providers of wireless chargers. The battery systems have successfully demonstrated wireless charging capabilities that achieve performance metrics similar to that of wired chargers. Currently, this technology is being implemented for its material handling battery products up to 60kWh in capacity.

“The ability to charge batteries wirelessly further enhances the integration of Electrovaya batteries with autonomous vehicles.” said Dr. Jeremy Dang, Vice President of Business Development at Electrovaya. “Wireless charging further eliminates the need for manual monitoring of the charging process. This capability, in conjunction with EVISION – Electrovaya’s cloud-based battery monitoring and diagnostic platform can potentially allow fully remote monitoring and control of operations involving Electrovaya’s batteries.”

The Company continues plans to exhibit its latest battery system products at MODEX 2024, March 11th-14th in Atlanta and at the Advanced Clean Technology Expo (ACT) on May 20th to 23rd in Las Vegas.

For more information, please contact:

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

Brett Maas

Hayden IR

elva@haydenir.com

646-536-7331

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About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, revenue guidance, uncommitted accordions and revenue growth forecasts for the fiscal year ending September 30, 2024 . Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. There is no guarantee that battery systems using wireless charging will be immune from failure or successful commercial operations. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the Company’s intention to repay the promissory notes by the amended maturity date are based on an assumption that the Company will be able to repay the promissory notes by the amended maturity date. Factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2023 under “Risk Factors”, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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